Registration No. 333-75636

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -------------------------------------------

                                 AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   -------------------------------------------

                               CELGENE CORPORATION
             (Exact name of Registrant as specified in its charter)

                   -------------------------------------------

               DELAWARE                         7 Powder Horn Drive                        22-2711928
    (State or other jurisdiction of           Warren, New Jersey 07059                  (I.R.S. Employer
    incorporation or organization)                 (732) 271-1001                     Identification No.)

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                   -------------------------------------------
                                 JOHN W. JACKSON
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                               CELGENE CORPORATION
                  7 POWDER HORN DRIVE, WARREN, NEW JERSEY 07059
                                 (732) 271-1001
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                   -------------------------------------------
                          Copies of Communications to:
                             Robert A. Cantone, Esq.
                               Proskauer Rose LLP
                  1585 Broadway, New York, New York 10036-8299
                                 (212) 969-3000
                   -------------------------------------------
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From
time to time or at one time after the effective date of this Registration Statement as determined by the Registrant.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest or interest investment plans, please check the following box.|_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                  $500,000,000

                               CELGENE CORPORATION

                                  COMMON STOCK
                                 DEBT SECURITIES

                            ------------------------

Celgene Corporation may offer from time to time common stock and debt securities separately or together. The specific terms and amounts of the securities will be fully described in supplements to this prospectus. Please read any prospectus supplements and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

Our common stock is traded on the Nasdaq National Market under the symbol "CELG." On August 13, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $18.25 per share.

                            ------------------------

INVESTING IN OUR COMMON STOCK OR DEBT SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities may be sold directly by us to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.





                                August 14, 2002

                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
About This Prospectus .................................................   1
Prospectus Summary ....................................................   2
Risk Factors ..........................................................   6
Forward-Looking Statements ............................................   12
Use of Proceeds .......................................................   14
Ratio of Earnings to Fixed Charges ....................................   14
Description of Capital Stock ..........................................   15
Description of Debt Securities ........................................   17
Plan of Distribution ..................................................   25
Legal Matters .........................................................   25
Experts ...............................................................   26
Where You Can Find More Information ...................................   26
Incorporation by Reference ............................................   26


                          -----------------------------

                              ABOUT THIS PROSPECTUS


This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, offer any combination of common stock or debt securities, or either common stock or debt securities only, described in this prospectus in one or more offerings up to a total amount of $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                               PROSPECTUS SUMMARY


You should read the following summary together with the more detailed information, including the consolidated financial statements and the notes to the consolidated financial statements and other information, incorporated by reference in this prospectus.


                              CELGENE CORPORATION


We are a commercial-stage biopharmaceutical company, incorporated in 1986 as a Delaware corporation. We are primarily engaged in the discovery, development and commercialization of drugs designed to treat cancer and immune system diseases through gene and protein regulation. Our drugs are developed so they may be taken orally and are designed to modulate signaling pathways in cells that lead to inflammatory diseases and cancer. The signaling pathways that we seek to regulate influence many proteins including those that control the bodies' immune response, the life cycle of cells and those that support new blood vessel growth of tumors, among others. Because our drugs are administered orally, they may advance the standard of care beyond current injectible protein drugs that inhibit inflammatory and other disease-causing proteins. We had total revenues of $114.2 million in 2001 and a net loss of $1.9 million. We had an accumulated deficit of $222.4 million at December 31, 2001 and have since our inception in 1986 financed our working capital requirements primarily through product sales, private and public sales of our debt and equity securities, income earned on the investment of the proceeds from the sale of such securities and revenues from research contracts and license payments.

Our lead product, THALOMID(R), was approved for sale in the United States by the U.S. Food and Drug Administration on July 16, 1998. THALOMID(R) is approved for the treatment of acute cutaneous manifestations of moderate to severe erythema nodosum leprosum, or ENL, and as maintenance therapy to prevent and suppress cutaneous manifestation recurrences. ENL is an inflammatory complication of leprosy. Leprosy afflicts millions worldwide, although the disease is relatively rare in the United States. We distribute THALOMID(R) in the United States through our 128-person commercialization organization. Working with the FDA, we have developed a novel comprehensive education and distribution program, the "System for Thalidomide Education and Prescribing Safety," or S.T.E.P.S.(R), that is designed to support the safe and appropriate use of THALOMID(R).

We also intend to seek FDA approval for THALOMID(R) in patients with early stage multiple myeloma. Multiple myeloma is a bone marrow related cancer, which is the second most common blood borne cancer and is invariably fatal. In addition to the data from the four trials that have already been prepared for submission is this regard, we intend to initiate and complete an additional clinical trial prior to submission of a supplementary New Drug Application to the FDA. The existing analyzed data will not be submitted until the completion of the additional trial, and the process is expected to take approximately 24 months. We also intend to seek FDA approval for THALOMID(R) for at least one solid tumor cancer, such as renal cell carcinoma.


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


On November 14, 2001, the FDA approved Focalin(TM) , or d-methylphenidate, for the treatment of attention deficit hyperactivity disorder, or ADHD, in school-age children. Focalin(TM), a refined version of Ritalin, now affords physicians an important new option for the treatment of ADHD. Focalin(TM) was launched by Novartis Pharma AG on January 21, 2002 under license from Celgene.

Our clinical-stage pipeline of new drug candidates is highlighted by four classes of orally administered therapeutic agents designed to selectively regulate genes associated with disease, as described below: Immunomodulatory Drugs, or IMiDs(TM); Selective Cytokine Inhibitory Drugs, or SelCIDs(TM); Selective Estrogen Receptor Modulators, or SERMs; and kinase inhibitors. Each class is currently in either drug or preclinical development or undergoing clinical trials. Clinical trials are typically conducted in three sequential phases, although the phases may overlap.


o    Phase I Clinical Trials

     If the FDA allows a request to initiate clinical investigations to become effective, Phase I human clinical trials can begin. These tests usually involve between 20 and 80 healthy volunteers or patients. The tests study a drug's safety profile, and may include the safe dosage range. The Phase I clinical studies also determine how a drug is absorbed, distributed, metabolized and excreted by the body, and the duration of its action.

o    Phase II Clinical Trials

     In Phase II clinical trials, controlled studies are conducted on a limited number of patients with the targeted disease. An initial evaluation of the drug's effectiveness on patients is performed and additional information on the drug's safety is obtained.

o    Phase III Clinical Trials

     This phase typically includes multi-center trials and involves a larger patient population. During the Phase III clinical trials, physicians monitor patients to determine efficacy and to gather further information on safety.

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


IMiDs(TM). IMiDs(TM) are derivatives of thalidomide that are designed to control inflammatory proteins to increase anti-cancer activity and to halt blood vessel growth without causing birth defects or sedation. In preclinical studies, our IMiDs(TM) have demonstrated a higher level of modulating activity than thalidomide. We currently have two IMiDs(TM) in clinical trials for cancer and inflammatory diseases. REVIMID(TM), our lead IMiD(TM), currently is being evaluated in therapy for bone marrow cell cancer and severe forms of skin cancer in multiple Phase I/II clinical trials. Certain past events and data presented with respect to REVIMID(TM) include:

o In July 2001, at the British Cancer Research Meeting, preliminary results were presented from a Phase I/II trial evaluating REVIMID(TM) in 21 patients with solid tumor cancers. Thirteen of the 21 patients had metastatic melanoma, a severe form of skin cancer that had begun to spread, and eight of these 13 patients experienced anti-disease activity. Based on these results, the trial is being expanded to include approximately 60 additional patients. In addition, a Phase I/II trial of REVIMID(TM) for the treatment of congestive heart failure was initiated in July 2001. Extensive additional clinical testing of the compound is planned to be initiated for both multiple myeloma and metastatic melanoma in 2002.

o In December 2001, data was presented from two Phase I/II trials of REVIMID(TM) in late-stage multiple myeloma by investigators from the Dana-Farber Cancer Institute at Harvard University and the Arkansas Cancer Research Center at the American Society of Hematology meeting. The investigators reported that in these studies REVIMID(TM) showed significant anti-tumor activity and was generally well-tolerated in patients.

SelCIDs(TM). SelCIDs(TM) are compounds that have demonstrated the ability to control certain disease-related proteins by selectively inhibiting phosphodiesterase 4, or PDE 4, an enzyme linked to the overproduction of inflammatory proteins. Our SelCIDs(TM) are intended to control inflammation without suppressing the immune system. Recent results of trials with respect to our SelCID(TM) compounds include:

o Our lead SelCID(TM) compound, CC 1088, previously referred to as CDC 801, was well-tolerated in human Phase I trials. Common side effects of known PDE 4 inhibitors such as nausea or vomiting did not occur in these trials. A Phase II trial for myelodysplastic syndromes, a group of conditions caused by abnormalities of the blood-forming cells in the bone marrow, was initiated. CC 1088 is also being tested in a Phase II trial for Crohn's disease and the results are expected sometime in 2002.

o A Phase I trial was completed for another SelCID(TM) compound, CC 7085, which was significantly more potent than CC 1088 in preclinical studies.

CC 8490. CC 8490, previously referred to as CDC 117, completed a Phase I safety trial and was well-tolerated in healthy human volunteers. CC 8490 demonstrated the ability to induce cancer cell death in preclinical models of cancer. We plan to initiate a Phase I/II clinical trial of CC 8490 in cancer during the second half of 2002.

SERMs. SERMs are compounds developed to mimic the positive effects of estrogen in the treatment of osteoporosis by halting bone loss in pre- and post-menopausal women, while avoiding some of estrogen's adverse effects such as increasing the risk of breast and uterine cancer.

KINASE INHIBITORS. Our kinase inhibitors which include JNK inhibitors, are drugs that inhibit the ability of certain regulatory proteins. These proteins control key cellular activities by transmitting biological signals from the outside of a cell to the cell's nucleus, where genes that promote health and genes that promote disease are turned on and off in response to these signals. Kinase inhibitors are drugs that bind to and block the activity of gene-regulating kinases, such as JNK and NF-kB, inhibiting those specific genes that cause or contribute to disease. The JNK pathway controls proteins, growth factor and cell death genes that play a fundamental role in the onset and progression of immune and inflammatory diseases and cancer.

o JNK inhibitors. We anticipate initiating a Phase I clinical trial for our lead JNK inhibitor during 2002. Preclinical studies support the therapeutic potential of our JNK inhibitors in several disease models, including:

     o rheumatoid arthritis, as reported by academic investigators in the July 1, 2001 edition of The Journal of Clinical Investigation;

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

     o asthma, as presented by academic investigators at the 97th International Conference of the American Thoracic Society in May 2001;

     o ischemia reperfusion injury (an injury caused when blood flow to a vital organ of the body is blocked), as reported by academic investigators at the 52nd annual meeting of the American Association for the Study of Liver Diseases in November 2001; and

     o cancer, as presented by company researchers at the 2001 American Association for Cancer Research - National Cancer Institute - European Organization for Research and Treatment of Cancer International Conference held in November 2001.


o NF-kB inhibitors. NF-kB inhibitors potentially represent an important new class of disease-modifying drugs. An NF-kB inhibitor which is designed to block the transmission of biochemical signals that activate specific disease-causing genes is being evaluated by our partner, Serono, S.A., which in preclinical models was found to significantly reduce joint inflammation and destruction. We are entitled to milestone payments and royalties for the development and marketing of the compound.

LIGASE TARGETS. We also are identifying and validating a major new class of gene-regulating drug targets, termed ligases, for oncology and inflammation drug discovery. Ligases are enzymes in cells which selectively eliminate proteins that maintain healthy cellular functions. Our portfolio of ligase targets provides us with several new novel therapeutic strategies for controlling cellular proteins that either cause or prevent disease. We have established an early and leading position in the ligase regulation field through:

o the identification and licensing of 38 potential ligase targets, for which several patent applications have been filed;

o    collaborations with several leading researchers in the ligase field; and

o    the initiation of drug discovery programs for two ligase targets.

                               STRATEGIC ALLIANCES

From time to time we enter into agreements with other pharmaceutical companies in which, in exchange for the rights to certain compounds, the partnering company will provide funding in the form of upfront payments, milestone payments or direct research funding. The following are our most significant and potentially significant strategic alliances:

o In November 2001, we signed agreements with Pharmion Corporation and Penn Pharmaceuticals Services Limited to expand the THALOMID(R)franchise internationally. The strategic partnership combines Penn's FDA-compliant manufacturing capability, Pharmion's global development and marketing expertise and our extensive intellectual property. The new alliance is designed to accelerate the establishment of THALOMID(R)as an important therapy in the international markets. Additionally, we acquired an exclusive option to purchase the branch of Penn Pharmaceuticals that manufactures THALOMID(R). The option, if exercised, would enable us to receive a 36 percent royalty on all international sales of THALOMID(R)and to manage the manufacturing of THALOMID(R).

o In December 2000, we entered into a second Collaborative Research and License Agreement with Novartis Pharma AG to discover and develop SERMs for the treatment and prevention of osteoporosis.

o In April 2000, we granted Novartis Pharma AG an exclusive worldwide license, except Canada, for the development and marketing of Focalin(TM), or d-methylphenidate, in return for substantial milestone payments and royalties on Focalin(TM) and the entire Ritalin(R) family of drugs. We have retained the exclusive commercial rights to Focalin(TM) for oncology-related disorders such as certain dysfunctions associated with chemotherapy treatment of cancer. Novartis launched Focalin(TM) in the United States on January 21, 2002.

o In June 1998, we granted the exclusive Canadian marketing rights for d-methylphenidate to Biovail Corporation, in exchange for licensing fees and significant royalties. In July 2001, Biovail filed a new drug submission, with Canada's Therapeutic Products Program for d-methylphenidate, for the purpose of review and possible subsequent marketing approval, which triggered a milestone payment by Biovail to us. We expect Biovail's new drug submission to be reviewed within 18 to 24 months of filing. Biovail's Canadian marketing division, Crystaal, will market d-methyphenidate upon TPP approval.


Our principal executive offices are located at 7 Powder Horn Drive, Warren, New Jersey 07059, and our telephone number is (732) 271-1001. Additional information regarding us is set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (which is incorporated by reference in this prospectus).



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

                                  RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this prospectus or any supplemental prospectus hereto or incorporated herein by reference in this prospectus, before purchasing any of our common stock or debt securities.



WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT.


We have sustained losses in each year since our incorporation in 1986. We sustained net losses applicable to common stockholders of $2.5 million and $2.3 million for the six months ended June 30, 2002 and 2001 respectively. We had an accumulated deficit of $224.9 million and $222.4 million at June 30, 2002 and December 31, 2001 respectively. We expect to make substantial expenditures to further develop and commercialize our products. We also expect that our rate of spending will accelerate as the result of increased clinical trial costs and expenses associated with regulatory approval and commercialization of products now in development. If debt securities as described in this prospectus or a prospectus supplement are offered, and our cash flow and capital resources are not sufficient to meet our debt service obligations or comply with our covenants under an applicable indenture or other definitive debt purchase agreement, a default under such agreements would result. To avoid a default, we may need waivers from third parties, which might not be granted.


IF WE ARE UNSUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED WHICH COULD IMPACT NEGATIVELY ON THE VALUE OF OUR SECURITIES.


Many of our products and processes are in the early or mid-stages of development and will require the commitment of substantial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. With the exception of Focalin(TM), all of our other products will require further development, clinical testing and regulatory approvals. If it becomes too expensive to sustain our present commitment of resources on a long-term basis, we will be unable to continue our necessary development. Furthermore, we cannot be certain that our clinical testing will render satisfactory results, or that we will receive required regulatory approval for our products. If any of our products, even if developed and approved, cannot be successfully commercialized, our business, financial condition and results of operations could be materially adversely affected which could impact negatively on the value of our securities.


DURING THE NEXT SEVERAL YEARS, WE WILL BE VERY DEPENDENT ON THE COMMERCIAL SUCCESS OF THALOMID(R), FOCALIN(TM) AND THE ENTIRE RITALIN(R) PRODUCT LINE.



At our present level of operations, we may not be able to attain profitability if physicians prescribe THALOMID(R) only for patients who are diagnosed with ENL. Under current FDA regulations, we are precluded from promoting THALOMID(R) outside this approved use. The market for the use of THALOMID(R) in patients suffering from ENL is relatively small. We have conducted clinical studies that appear to show that THALOMID(R) is active when used to treat disorders other than ENL, such as multiple myeloma, but we do not know whether we will succeed in receiving regulatory approval to market THALOMID(R) for additional indications. FDA regulations place restrictions on our ability to communicate the results of additional clinical studies to patients and physicians without first obtaining approval from the FDA to expand the authorized uses for this product. In addition, if adverse experiences are reported in connection with the use of THALOMID(R) by patients, this could undermine physician and patient comfort with the product, could limit the commercial success of the product and could even impact the acceptance of THALOMID(R) in the ENL market. We are dependent upon royalties from Novartis Pharma AG's entire Ritalin(R) product line, as well as Focalin(TM), although we cannot directly impact their ability to successfully commercialize these products.

WE FACE A RISK OF PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN INSURANCE.


We may be subject to product liability or other claims based on allegations that the use of our technology or products has resulted in adverse effects, whether by participants in our clinical trials or by patients using our products. Thalidomide, when used by pregnant women, has resulted in serious birth defects. Therefore, necessary and strict precautions must be taken by physicians prescribing the drug to women with childbearing potential. These precautions may not be observed in all cases or, if observed, may not be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. Although we have product liability insurance that we believe is appropriate, we may be unable to obtain additional coverage if required, or our coverage may be inadequate to protect us in the event claims are asserted against us. Our obligation to defend against or pay any product liability or other claim may be expensive and divert the efforts of our management and technical personnel.


IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, DEMAND FOR OUR PRODUCTS WILL DETERIORATE OR NOT MATERIALIZE AT ALL.


It is necessary that our products, including THALOMID(R) and Focalin(TM), achieve market acceptance once they receive regulatory approval, if regulatory approval is required. A number of factors render the degree of market acceptance of our products uncertain, including the extent to which we can demonstrate the products' efficacy, safety and advantages, if any, over competing products, as well as the reimbursement policies of third-party payors, such as government and private insurance plans. In particular, thalidomide, when used by pregnant women, has resulted in serious birth defects, and the negative history associated with thalidomide may decrease the market acceptance of THALOMID(R). If our products are not accepted by the market, demand for our products will deteriorate or not materialize at all.


WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.


We have historically experienced, and expect to continue for the foreseeable future to experience, significant fluctuations in our quarterly operating results. These fluctuations are due to a number of factors, many of which are outside our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

o    demand for our products;

o    regulatory approvals for our products;

o the timing of the introduction and market acceptance of new products by us or competing companies;

o the timing and recognition of certain research and development milestones and license fees; and

o    our ability to control our costs.


WE HAVE NO COMMERCIAL MANUFACTURING FACILITIES AND WE ARE DEPENDENT ON TWO SUPPLIERS FOR THE RAW MATERIAL AND ONE MANUFACTURER FOR THE FORMULATION AND ENCAPSULATION OF THALOMID(R), AND ARE DEPENDENT ON ONE SUPPLIER FOR THE RAW MATERIAL AND ONE MANUFACTURER FOR THE TABLETING AND PACKAGING OF FOCALIN(TM).

We currently have no facilities for manufacturing any products on a commercial scale. Currently, we can obtain all of our bulk drug material for THALOMID(R) from two suppliers, ChemSyn Laboratories, a Division of Eagle-Picher Technologies, L.L.C., and Sifavitor s.p.a., and we rely on a single manufacturer, Penn Pharmaceutical Services Limited, to formulate and encapsulate THALOMID(R). In addition, we currently obtain all of our bulk active pharmaceutical ingredient for Focalin(TM) from one supplier, Johnson Matthey Inc., and we rely on a single manufacturer, Mikart, Inc., for the packaging and tableting of Focalin(TM). Presently, we are actively seeking backups to each of Penn, Johnson Matthey and Mikart. The FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations and guidelines. (cGMP are regulations established by the FDA that govern the manufacture, processing, packing, storage and testing of drugs intended for human use.) If the operations of any of Penn, Johnson Matthey or Mikart were to become unavailable for any reason, any required FDA review and approval of the operations of an alternative could cause a delay in the manufacture of THALOMID(R) or Focalin(TM). In addition, we have recently acquired an option to purchase the THALOMID(R) manufacturing operations of Penn, and we intend to continue to utilize outside manufacturers if and when needed to produce our other products on a commercial scale. If our outside manufacturers do not meet our requirements for quality, quantity or timeliness, or do not achieve and maintain compliance with all applicable regulations, demand for our products or our ability to continue manufacturing such products could substantially decline, to the extent we depend on these outside manufacturers.


WE HAVE LIMITED MARKETING AND DISTRIBUTION CAPABILITIES.


Although we have a 128-person commercialization group to support THALOMID(R), we may be required to seek a corporate partner to provide marketing services with respect to our other


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

products. Any delay in developing these resources could substantially delay or curtail the marketing of these products. We have contracted with Ivers Lee Corporation, d/b/a/ Sharp, a specialty distributor, to distribute THALOMID(R). If Sharp does not perform its obligations, our ability to distribute THALOMID(R) may be severely restricted.

WE ARE DEPENDENT ON COLLABORATIONS AND LICENSES WITH THIRD PARTIES.

Our ability to fully commercialize our products, if developed, may depend to some extent upon our entering into joint ventures or other arrangements with established pharmaceutical companies with the requisite experience and financial and other resources to obtain regulatory approvals and to manufacture and market such products. Our present joint ventures and licenses include an agreement with Biovail Corporation International, wherein we granted to Biovail exclusive Canadian marketing rights for d-methylphenidate; an agreement with Novartis Pharma AG with respect to the joint research of SERMs for the treatment and prevention of osteoporosis, and a separate agreement wherein we have granted to Novartis an exclusive, worldwide license (excluding Canada) for the development and commercialization of d-methylphenidate; and agreements with Pharmion Corporation and Penn Pharmaceuticals Services Limited to expand the THALOMID(R) franchise internationally. Our present and future arrangements may be jeopardized if any or all of the following occur:

o we are not able to enter into additional joint ventures or other arrangements on acceptable terms, if at all;

o our joint ventures or other arrangements do not result in a compatible work environment;

o our joint ventures or other arrangements do not lead to the successful development and commercialization of any products;

o we are unable to obtain or maintain proprietary rights or licenses to technology or products developed in connection with our joint ventures or other arrangements; or

o we are unable to preserve the confidentiality of any proprietary rights or information developed in connection with our joint ventures or other arrangements.

THE HAZARDOUS MATERIALS WE USE IN OUR RESEARCH AND DEVELOPMENT COULD RESULT IN SIGNIFICANT LIABILITIES WHICH COULD EXCEED OUR INSURANCE COVERAGE AND FINANCIAL RESOURCES.

We use some hazardous materials in our research and development activities. While we believe we are currently in substantial compliance with the federal, state and local laws and regulations governing the use of these materials, we cannot be certain that accidental injury or contamination will not occur. Any such accident or contamination could result in substantial liabilities, which could exceed our insurance coverage and financial resources. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future, requiring us to expend more financial resources either in compliance or in purchasing supplemental insurance coverage.

THE PHARMACEUTICAL INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH PRESENTS NUMEROUS RISKS TO US.

The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. If we are delayed in receiving, or are unable to obtain at all, necessary governmental approvals, we will be unable to effectively market our products.

The testing, marketing and manufacturing of our products will require regulatory approval, including approval from the FDA and, in some cases, from the U.S. Environmental Protection Agency or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA. Certain of our pharmaceutical products, such as Focalin(TM), fall under the Controlled Substances Act of 1970 which requires authorization by the U.S. Drug Enforcement Agency of the U.S. Department of Justice in order to handle and distribute these products.

The regulatory approval process presents serveral risks to us:

o In general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval.

o Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency's requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first.

o Requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation.

o The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions and contraindications which could materially affect the profitability of the drug.

o Approved drugs, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

o Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

Once a product receives marketing approval, the FDA may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications which represent extensions of our basic technology. In addition, the FDA may withdraw or modify existing clearances in a significant manner, or promulgate additional regulations restricting the sale of our present or proposed products.


Our labeling and promotional activities relating to our products are regulated by the FDA and state regulatory agencies and, in some circumstances, by the Federal Trade Commission and DEA, and are subject to associated risks. If we fail to comply with FDA regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained, the FDA could bring an enforcement action against us which could inhibit our marketing capabilities as well as result in penalties.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties, when necessary, and conduct our business without infringing upon the proprietary rights of others. The patent positions of pharmaceutical firms, including ours, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application may not be obtained or may be significantly reduced before the patent is issued. Consequently, if our pending applications, or a pending application that we have licensed-in from third parties, does not result in the issuance of patents or, if any patents that are issued do not provide significant proprietary protection or commercial advantage, our ability to sustain the necessary level of intellectual property upon which our success depends may be restricted. Since, under the current patent laws, patent applications in the United States are maintained in secrecy from six to 18 months, and since publications of discoveries in the scientific and patent literature often lag behind actual discoveries, we may sometime in the future discover that we, or third parties from whom we have licensed patents or patent applications, were not the first to make the inventions covered by the patents and patent applications in which we have rights, or that such patents and patent applications were the first to be filed on such inventions.

In the event that a third party has also filed a patent application for any of the inventions described in our patents or patent applications, or those we have licensed-in, we could become involved in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention. Such an interference could result in the loss of a U.S. patent or loss of any opportunity to secure U.S. patent protection for that invention. Even if the eventual outcome is favorable to us, such interference proceedings could result in substantial cost to us. Moreover, different countries have different procedures for obtaining patents, and patents issued in different countries provide different degrees of protection against the use of a patented invention by others. Therefore, if the issuance to us or our licensor, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or that any judicial interpretation of the validity, enforceability or scope of the claims in a patent issued in one country will be similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in other countries may be limited.

Furthermore, even if our patents, or those we have licensed-in, are issued, our competitors may still challenge the validity and enforceability of our patents in court requiring us to engage in complex, lengthy and costly litigation or to license technologies from such competitors and thus pay royalties. Alternatively, our competitors may be able to design around such patents and compete with us using the resulting alternative technology. If any of our issued or licensed patents are infringed, we may not be successful in enforcing our intellectual property rights or defending the validity or enforceability of our issued patents. Consequently, if we cannot successfully defend against any patent infringement suit that may be brought against us by a third party, we may lose exclusivity relating to the subject matter delineated by such patent claims which may have a material adverse effect on our business. For example, if a third party is found to have rights covering products or processes used by us, we could be forced to stop selling these products or using these processes, be subject to significant liabilities to such third party and/or be required to license technologies from such third party and thus pay royalties. Further, we rely upon unpatented proprietary and trade secret technology that we try to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. If these agreements are breached, we may not have adequate remedies for any such breach. Despite precautions taken by us, others may obtain access to or independently develop our proprietary technology or such technology may be found to be non-proprietary or not a trade secret. In addition, our right to practice the inventions claimed in some patents which relate to THALOMID(R) arises under licenses granted to us by others, including The Rockefeller University and Children's Medical Center Corporation. While we believe these agreements to be valid and enforceable, our rights under these agreements may not continue or disputes concerning these agreements may arise. If any of the foregoing should occur, we may be unable to rely upon our unpatented proprietary and trade secret technology which may hamper us from successfully pursuing our business.

THE PHARMACEUTICAL INDUSTRY IS HIGHLY COMPETITIVE AND SUBJECT TO RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE.

The pharmaceutical industry in which we operate is highly competitive and subject to rapid and significant technological change. Our present and potential competitors include major pharmaceutical and biotechnology companies, as well as specialty pharmaceutical firms, such as:

o Novartis Pharma AG, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);
o Genentech Inc., which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);
o AstraZeneca, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);
o Millenium Pharmaceuticals, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);
o Genta Inc., which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);
o Cell Therapeutics, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM)as well as with THALOMID(R);
o ImClone Systems Incorporated, which potentially competes in clinical trials with our IMiDs(TM)and SelCIDs(TM);
o Tularik Inc, which potentially competes in clinical trials with our kinase inhibitors; and
o IDEC Pharmaceuticals Corporation and Ilex Oncology, Inc., both of which are generally developing drugs that address the oncology and immunology markets, although we are not aware of specific competing products.

We also experience competition from universities and other research institutions and, in some instances, we compete with others in acquiring technology from these sources. The pharmaceutical industry has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. The development of products or processes by our competitors with significant advantages over those that we are seeking to develop could cause the marketability of our products to stagnate or decline.

SALES OF OUR PRODUCTS ARE DEPENDENT ON THIRD-PARTY REIMBURSEMENT.

Sales of our products will depend, in part, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. These health care management organizations and third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been targeted in this effort. If these organizations and third-party payors do not consider our products to be cost effective they may not reimburse providers of our products or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

THE PRICE OF OUR COMMON STOCK HAS EXPERIENCED SUBSTANTIAL VOLATILITY AND MAY CONTINUE TO DO SO IN THE FUTURE.

There has been significant volatility in the market prices for publicly traded shares of biopharmaceutical companies, including ours. In 2000, the price of our common stock fluctuated from a high of $76.00 to a low of $18.9167 (as adjusted for a three-for-one stock split effected in April 2000). In addition, for the fiscal year 2001, the price of our common stock fluctuated from a high of $38.88 to a low of $14.40. On July 31, 2002, our common stock closed at a price of $17.17. The price of our common stock may not remain at or exceed current levels. The following factors may have an adverse impact on the market price of our common stock:


o    results of our clinical trials;

o    announcements of technical or product developments by our competitors;

o    market conditions for pharmaceutical and biotechnology stocks;

o    market conditions generally;

o    governmental regulation;

o    healthcare legislation;

o public announcements regarding medical advances in the treatment of the disease states that we are targeting;

o    patent or proprietary rights developments;

o    changes in third-party reimbursement policies for our products; or

o    fluctuations in our operating results.

THE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. As of July 31, 2002, there were outstanding stock options for 9,501,759 shares of common stock, of which 7,512,587 were currently exercisable at an average exercise price of $18.73. These amounts include outstanding options of Signal Pharmaceuticals, Inc. which we assumed as part of a merger with Signal on August 31, 2000 and which were converted into outstanding options of our common stock pursuant to an exchange ratio.


PURCHASERS OF COMMON STOCK IN AN OFFERING MAY EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THEIR INVESTMENT.

In the event that common stock is offered pursuant to this prospectus and the Registration Statement of which this prospectus is a part, the public offering price of our common stock may be substantially higher than its book value immediately after the offering. As a result, if you were to purchase shares of common stock in the offering under such circumstances, you most likely would incur immediate and substantial dilution in the net tangible book value of the shares purchased from the public offering price.


OUR SHAREHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BY-LAW PROVISIONS MAY DETER A THIRD PARTY FROM ACQUIRING US AND MAY IMPEDE THE STOCKHOLDERS' ABILITY TO REMOVE AND REPLACE OUR MANAGEMENT OR BOARD OF DIRECTORS.


Our board of directors has adopted a shareholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The rights plan may have the effect of dissuading a potential acquirer from making an offer for our common stock at a price that represents a premium to the then current trading price.

Our board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. An issuance of preferred stock could discourage a third party from acquiring a majority of our outstanding voting stock. Additionally, our board of directors has adopted certain amendments to our by-laws intended to strengthen the board's position in the event of a hostile takeover attempt. These provisions could impede the stockholders' ability to remove and replace our management and/or board of directors.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which may also dissuade a potential inquirer of our common stock.


                           FORWARD-LOOKING STATEMENTS


Certain statements contained or incorporated herein by reference in this prospectus are forward-looking statements concerning our business, financial condition, results of operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of Section 21E of the Securities Exchange Act of 1934 are included, for example, in the discussions about:

-    our strategy;

-    new product development or product introduction;

-    product sales, royalties and contract revenues;

-    expenses and net income;

-    our credit risk management;

-    our liquidity;

-    our asset/liability risk management; and

-    our operational and legal risks.

These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                                 USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used.



                       RATIO OF EARNINGS TO FIXED CHARGES


The ratio of earnings to fixed charges was negative for all periods presented because we incurred net losses in each period presented. The dollar amounts of the deficiencies for each of the periods indicated is as follows (dollars in thousands):



                                                  SIX MONTHS ENDED
                                                      JUNE 30,                         YEARS ENDED DECEMBER 31,
                                                --------------------   -----------------------------------------------------------
                                                   2002      2001         2001       2000        1999       1998         1997
                                                   ----      ----         ----       ----        ----       ----         ----

Deficiency of earnings available to cover
fixed charges (1)                                  $(2,538)  $(2,307)     $(4,136)   $(18,813)   $(32,655)  $(36,379)    $(30,760)



----------------
(1) Earnings consist of loss from continuing operations before tax benefit plus fixed charges less capitalized interest. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental expense we believe is representative of interest.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 520 shares have been designated Series A convertible preferred stock and 20,000 shares have been designated as Series B convertible preferred stock. As of July 31, 2002, there were 78,587,374 shares of common stock outstanding, no shares of Series A convertible preferred stock outstanding and no shares of Series B convertible preferred stock outstanding.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

SHAREHOLDER RIGHTS PLAN

Our board of directors has adopted a shareholder rights plan. The shareholder rights plan was adopted to give our board of directors increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in the best interests of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

The shareholder rights plan involves the distribution of one "right" as a dividend on each outstanding share of our common stock to all holders of record on September 26, 1996, and an ongoing distribution of one right on each outstanding share of our common stock to all subsequent stockholders. Each right shall entitle the holder to purchase one-tenth of a share of common stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our common stock. The exercise of these rights becomes economically attractive upon the triggering of certain "flip-in" or "flip-over" rights which work in conjunction with the shareholder rights plan's basic provisions. The flip-in rights will permit their holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquiror's voting and economic interests in us. The flip-over element of the shareholder rights plan involves some mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The shareholder rights plan contains a "permitted offer" exception which allows offers determined by our board of directors to be in our best interests and our stockholders to take place free of the diluting effects of the shareholder rights plan's mechanisms.

Our board of directors retains the right, at all times prior to acquisition of 15% of our voting common stock by an acquiror, to discontinue the shareholder rights plan through the redemption of all rights, or to amend the shareholder rights plan in any respect.

DELAWARE LAW AND SOME BY-LAW PROVISIONS

Our board of directors has adopted certain amendments to our by-laws intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These by-law provisions have the following effects:

o they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as our directors, except as may be otherwise provided in the by-laws;

o they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders;

o they provide that only the chairman of the board, if any, the chief executive officer, the president, the secretary or a majority of our board of directors may call special meetings of our stockholders;

o they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken; and

o they require a vote of holders of two-thirds of the outstanding shares of common stock to amend certain by-law provisions.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. It is located at 59 Maiden Lane, New York, NY 10038, and its telephone number is (718) 921-8200.

                         DESCRIPTION OF DEBT SECURITIES


The following is a summary of the general terms of the debt securities covered by this prospectus. We will file a prospectus supplement that may contain additional terms when we issue debt securities under one or more senior or subordinated indentures. The terms presented here, together with the terms in a related prospectus supplement, which could be different from the terms described below, will be a description of the material terms of the debt securities. You should also read the applicable indenture. We have filed forms of indentures with the SEC as exhibits to the registration statement of which this prospectus is a part. All capitalized terms have the meanings specified in the indentures. The indentures are substantially identical except for the subordination provisions described below under "Subordinated Debt Securities." The terms and provisions of the debt securities below will most likely be modified by the documents that set forth the specific terms of the debt securities issued.

We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior or subordinated debt. The debt securities we offer will be issued under an indenture or indentures between us and a trustee. Debt securities, whether senior or subordinated, may be issued as convertible debt securities or exchangeable debt securities.

GENERAL

Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series.

We are not limited as to the amount of debt securities we may issue under the indentures. The prospectus supplement will set forth:

-    whether the debt securities will be senior or subordinated,

-    the offering price,

-    the title,

-    any limit on the aggregate principal amount,

- the person who shall be entitled to receive interest, if other than the record holder on the record date,

-    the date the principal will be payable,

- the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates,

-    the place where payments may be made,

-    any mandatory or optional redemption provisions,

- any obligation to redeem or purchase the debt securities pursuant to a sinking fund,

- if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula,

- conversion or exchange provisions, if any, including conversion or exchange prices or rates and adjustments thereto,

- if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency,

- the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount,

- if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount,

- any defeasance provisions if different from those described below under "Satisfaction and Discharge; Defeasance,"

-    any conversion or exchange provisions,

- whether the debt securities will be issuable in the form of a global security,

- any subordination provisions, if different than those described below under "Subordinated Debt Securities,"

- any deletions of, or changes or additions to, the events of default or covenants, and

-    any other specific terms of such debt securities.

Unless otherwise specified in a prospectus supplement:

-    the debt securities will be registered debt securities, and

- registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at time of issuance is below market rates.

EXCHANGE AND TRANSFER

Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of debt securities of any series, we will not be required to:

- issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing, or

- register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in a prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

- be registered in the name of a depositary that we will identify in a prospectus supplement,

-    be deposited with the depositary or nominee or custodian, and

-    bear any required legends.

No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

- the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary,

-    an event of default is continuing, or

-    any other circumstances described in a prospectus supplement.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

-    will not be entitled to have the debt securities registered in their names,

- will not be entitled to physical delivery of certificated debt securities, and

- will not be considered to be holders of those debt securities under the indentures.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary.

The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

The provisions of this paragraph will apply to the debt securities unless otherwise indicated in a prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder. The corporate trust office will be designated as our sole paying agent.

We may also name any other paying agents in a prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

REDEMPTION.

We may reserve the right to redeem and pay, or may covenant to redeem and pay, the debt securities of any series or any part thereof prior to the stated maturity at such time and on such terms as provided for in the debt securities. The provisions described herein will apply to any optional and mandatory redemption of debt securities unless otherwise indicated in a prospectus supplement.

If less than all of the debt securities of a series are to be redeemed, the trustee will select the securities of the series to be redeemed in a manner that the trustee deems fair and appropriate, in denominations larger than $1,000. We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date by first-class mail to each holder whose debt securities are to be redeemed. The notice will identify the debt securities to be redeemed and will state:

-    the redemption date;

-    the redemption price;

-    the name and address of the paying agent;

- that the debt securities called for redemption must be surrendered to the paying agent to collect the redemption price;

- that interest on the debt securities called for redemption ceases to accrue on and after the redemption date; and

-    any other required information.

Once the notice of redemption is mailed, the debt securities called for redemption will become due and payable on the redemption date at the redemption price. The paying agent will pay the redemption price plus accrued interest to the redemption date to the holder of the redeemed debt securities upon surrender of such debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

- the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity,

- the successor assumes our obligations on the debt securities and under the indenture,

- immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing, and

-    certain other conditions are met.

EVENTS OF DEFAULT

Unless we inform you otherwise in a prospectus supplement, the indenture will define an event of default with respect to any series of debt securities as one or more of the following events:

(1) failure to pay principal of or any premium on any debt security of that series when due,

(2) failure to pay any interest on any debt security of that series for 30 days when due,

(3)  failure to deposit any sinking fund payment when due,

(4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture,

(5)  our bankruptcy, insolvency or reorganization, and

(6)  any other event of default specified in a prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities. If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately.

If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any such acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series,

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding, and

(3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in
(1) through (3) above.

We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment.

However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

-    change the stated maturity of any debt security,

-    reduce the principal, premium, if any, or interest on any debt security,

- reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity,

-    reduce the rate of interest on any debt security,

-    change the currency in which any debt security is payable,

- impair the right to enforce any payment after the stated maturity or redemption date,

- waive any default or event of default in payment of the principal of, premium or interest on any debt security,

- waive a redemption payment or modify any of the redemption provisions of any debt security,

-    adversely affect the right to convert any debt security, or

- change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

Each indenture contains a provision that permits us to elect:

- to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding, and/or

- to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these covenants:

     (1) the subordination provisions under the subordinated indenture, and

     (2) covenants as to payment of taxes and maintenance of corporate existence.

To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action.

If any of the above events occurs, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for the rights of holders to receive payments on debt securities or the registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

NOTICES

Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

REGARDING THE TRUSTEE

The indenture limits the right of the trustee, should it become a creditor of us, to obtain payment of claims or secure its claims.

The trustee is permitted to engage in certain other transactions. However, if the trustee, acquires any conflicting interest, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

SUBORDINATED DEBT SECURITIES

Payment on the subordinated debt securities will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all our senior indebtedness.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to such holders of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. The indenture requires us or the trustee to promptly notify holders of designated senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

We may not make any payment on the subordinated debt securities, including upon redemption at the option of the holder of any subordinated debt securities or at our option, if:

- a default in the payment of the principal, premium, if any, interest, rent or other obligations in respect of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

- a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

We may resume payments and distributions on the subordinated debt securities:

- in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

- in the case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist and 179 days after the date on which the payment blockage notice is received by the trustee, if the maturity of the designated senior indebtedness has not been accelerated.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium and interest, including any liquidated damages, on the debt securities that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless the non-payment default is based upon facts or events arising after the date of delivery of such payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash, property or securities, including by way of set-off, or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors (including our trade creditors). This subordination will not prevent the occurrence of any event of default under the indenture.

As of the date of the prospectus; $11.7 million senior indebtedness was outstanding. We are not prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the subordinated debt securities. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

CONVERSION OR EXCHANGE RIGHTS

Debt securities may be convertible into or exchangeable for shares of our common stock. The terms and conditions of conversion or exchange will be stated in the applicable prospectus supplement. The terms will include, among others, the following:

-    the conversion or exchange price;

-    the conversion or exchange period;

- provisions regarding the convertibility or exchangeability of the debt securities, including who may convert or exchange;

-    events requiring adjustment to the conversion or exchange price;

- provisions affecting conversion or exchange in the event of our redemption of the debt securities; and

-    any anti-dilution provisions, if applicable

NO INDIVIDUAL LIABILITY OF STOCKHOLDERS, OFFICERS OR DIRECTORS

The indentures provide that none of our past, present or future stockholders, officers or directors, or stockholders, officers or directors of any successor corporation, in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the debt securities or the applicable indenture.

NO CHANGE IN CONTROL PUT OPTIONS

The indentures do not provide that debt securities may be put to us at the option of the debtholder in the event of a change in control, highly leveraged transaction or other events. If we decide subsequently to provide such put options, an appropriate disclosure will be provided by prospectus supplement, including whether we maintain other indebtedness with similar features and the potential difficulties, if any, in meeting such simultaneous obligations.

NO SECURED INDEBTEDNESS

As of the date of the prospectus, we have no secured indebtedness, and none of our subsidiaries have any outstanding indebtedness. An appropriate disclosure will be provided by prospectus supplement to disclose any subsequent change in the foregoing.

                              PLAN OF DISTRIBUTION


We may sell the securities separately or together:

- through one or more underwriters or dealers in a public offering and sale by them,

-    directly to investors, or

-    through agents.

We may sell the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

-    at market prices prevailing at the time of sale,

-    at prices related to such prevailing market prices, or

-    at negotiated prices.

We will describe the method of distribution of the securities in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.


                                  LEGAL MATTERS


Proskauer Rose LLP, New York, New York, has passed on the validity of the issuance of the securities offered in this prospectus.

                                     EXPERTS


The consolidated financial statements and schedule of Celgene Corporation and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein which report, as to the year ended December 31, 1999, is based in part on the report of Ernst & Young LLP, independent auditors, incorporated by reference herein given on the authority of said firms as experts in accounting and auditing.


The statements in this prospectus under the caption "Risk Factors--We may not be able to protect our intellectual property" have been reviewed and approved by Mathews, Collins, Shepherd & McKay, P.A. and are included herein in reliance upon such review and approval as experts in U.S. patent law.

The statements in this prospectus that relate to U.S. patent rights licensed from The Rockefeller University and Children's Medical Center Corporation under the caption "Risk Factors--We may not be able to protect our intellectual property" have been reviewed and approved by Pennie & Edmonds LLP as our special patent counsel for these matters, and are included herein in reliance upon their review and approval as experts in U.S. patent law.

The statements describing legal and regulatory requirements in this prospectus under the caption "Risk Factors--The pharmaceutical industry is subject to extensive government regulation which presents numerous risks to us" have been reviewed and, assuming the accuracy of the factual statements made, approved by Kleinfeld, Kaplan & Becker, as experts in such matters, and are included herein in reliance upon such review and approval.

                       WHERE YOU CAN FIND MORE INFORMATION

We file reports with the Securities and Exchange Commission, or the SEC, on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq National Market and we are required to file reports, proxy statements and other information with Nasdaq. You may read any document we file with Nasdaq at the offices of the Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1.   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002; and

3.   Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
     2002.

You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

                  Celgene Corporation
                  7 Powder Horn Drive
                  Warren, NJ 07059
                  (732) 271-1001

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

An estimate (other than the SEC registration fee) of the fees and expenses of issuance and distribution (other than discounts and commissions) of the common stock offered hereby (all of which will be paid by Celgene Corporation ("Celgene") is as follows:



           SEC registration fee....................................    $ 46,000
           NASDAQ National Market listing fee......................      17,500
           Trustee's fees and expenses.............................       5,000
           Legal fees and expenses.................................     100,000
           Accounting fees and expenses............................      25,000
           Printing Costs..........................................      15,000


                                       Total.......................    $208,500



ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Delaware ("DGCL") permits Celgene and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of Celgene or in an action by stockholders of Celgene.

The Certificate of Incorporation of Celgene (the "Charter") eliminates the liability of directors to stockholders or Celgene for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes Celgene to indemnify its directors, officers, incorporators, employees, and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit, or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee, or agent of Celgene. In addition, the Charter permits Celgene to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. Celgene has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, Celgene has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

Celgene maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of Celgene for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

ITEM 16.          EXHIBITS.


The exhibits listed in the Exhibit Index are filed as part of this Registration Statement.


Exhibit
Number   Description
------   -----------

4.1 Form of Indenture for Senior Debt Securities to be entered into between Celgene and a Trustee to be named*

4.2 Form of Indenture for Subordinated Debt Securities to be entered into between Celgene and a Trustee to be named*

5.1               Opinion of Proskauer Rose LLP*

12.1              Revised Statement Regarding Computation of Ratios

23.1              Consent of KPMG LLP

23.2              Consent of Ernst & Young LLP, Independent Auditors

23.3              Consent of Pennie & Edmonds LLP

23.4              Consent of Kleinfeld, Kaplan & Becker

23.5              Consent of Mathew, Collins, Shepherd & McKay, P.A.

23.6              Consent of Proskauer Rose LLP (incorporated by reference to
                  Exhibit 5.1)*

24.1              Power of Attorney (included in Signature Page)*

------------
* Previously filed.


ITEM 17.          UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement No. 333-75636 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of New Jersey on August 14, 2002.

                                  CELGENE CORPORATION


                                  By: /s/ John W. Jackson
                                      ------------------------------------------
                                      John W. Jackson
                                      Chairman of the Board
                                      and Chief Executive Officer


Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement No. 333-75636 has been signed below by the persons whose signatures appear below on August 14, which persons have signed such Registration Statement in the capacities indicated:


Signature                                        Title
---------                                        -----

/s/ John W. Jackson                              Chairman of the Board and Chief
----------------------------------               Executive Officer (Principal
John W. Jackson                                  Executive Officer)

     *                                           President, Chief Operating
----------------------------------               Officer, Director
Sol J. Barer

/s/ Robert J. Hugin                              Chief Financial Officer, Director
----------------------------------               (Principal Accounting and Financial
Robert J. Hugin                                  Officer)

     *                                           Director
----------------------------------
Jack L. Bowman

     *                                           Director
----------------------------------
Frank T. Cary

     *                                           Director
----------------------------------
Arthur Hull Hayes, Jr.

     *                                           Director
----------------------------------
Gilla Kaplan


Signature                                        Title
---------                                        -----

     *                                           Director
----------------------------------
Richard C.E. Morgan

     *                                           Director
----------------------------------
Walter L. Robb

                                                 Director
----------------------------------
Michael D. Casey


/s/ John W. Jackson
----------------------------------
John W. Jackson
Attorney-In Fact

*Executed by Attorney-in-Fact.

                                INDEX TO EXHIBITS


12.1    Revised Statement Regarding Computation of Ratios

23.1    Consent of KPMG LLP

23.2    Consent of Ernst & Young LLP, Independent Auditors

23.3    Consent of Pennie & Edmonds LLP

23.4    Consent of Kleinfeld, Kaplan & Becker

23.5    Consent of Mathew, Collins, Shepherd & McKay, P.A.